Filed Pursuant to Rule 424(b)(5)

Registration No. 333-294373

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated May 15, 2026

To Prospectus dated March 30, 2026)

Up to $50,000,000

Ordinary Shares

Wetour Robotics Limited

This prospectus supplement (“Prospectus Supplement”) amends and supplements the information in the prospectus, dated March 30, 2026, filed as a part of our registration statement on Form F-3 (File No. 333-294373), as supplemented by our prospectus supplement dated May 15, 2026 (collectively, the “Prior Prospectuses”). This Prospectus Supplement should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We filed the Prior Prospectuses to register the offer and sale of our ordinary shares, par value $0.0001 per share (“Ordinary Shares”), from time to time pursuant to the terms of that certain Sales Agreement dated May 15, 2026, as amended on July 6, 2026 (the “Sales Agreement”) with Chaince Securities, LLC (the “Sales Agent”).

Since our entry into the Sales Agreement, we have offered and sold an aggregate of 20,000 Ordinary Shares for gross proceeds of approximately $14,246 pursuant to the Sales Agreement.

We are filing this Prospectus Supplement to supplement the Prior Prospectuses to increase the aggregate amount we intend to sell pursuant to the Sales Agreement. As of the date of this Prospectus Supplement, we are offering up to an additional aggregate of $50,000,000 of our Ordinary Shares for sale under the Sales Agreement, not including the Ordinary Shares previously sold pursuant to the Sales Agreement.

As of the date of this Prospectus Supplement, the aggregate market value of our Ordinary Shares held by non-affiliates of our public float was approximately $76,235,664 based on a total number of 82,080,000 Ordinary Shares outstanding, of which 65,720,400 Ordinary Shares were held by non-affiliates, at a price of $1.16 per share, the closing sales price of our Ordinary Shares on June 11, 2026, which is the highest closing price of our Ordinary Shares on The Nasdaq Capital Market within the prior 60 days. We have sold approximately $14,246 of securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement (excluding this offering). The Company is therefore currently not subject to the limitations under General Instruction I.B.5 of Form F-3 until the filing date of Form 20-F for the fiscal year ending June 30, 2026.

Our Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “WETO.” On July 2, 2026, the last reported sale price of our Ordinary Shares was $0.7927 per share.

Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page S-5 of the prospectus supplement dated May 15, 2026, page 17 of the accompanying base prospectus and under similar headings in the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Chaince Securities, LLC

The date of this prospectus supplement is July 6, 2026